LGI HOMES, INC.
1450 Lake Robbins Drive, Suite 430
The Woodlands, Texas 77380
August 28, 2018
BY EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tracey Houser, Staff Accountant
Office of Manufacturing and Construction
Re: LGI Homes, Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 27, 2018
File No. 001-36126
Ladies and Gentlemen:
Set forth below please find the response of LGI Homes, Inc., a Delaware corporation (the “Company”), to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated August 14, 2018 (the “Comment Letter”), with respect to the above referenced Form 10-K for the fiscal year ended December 31, 2017, filed with the Commission on February 27, 2018 (the “2017 Form 10-K”). For your convenience, our response corresponds to the captions and numbering included in the Comment Letter and is prefaced by the text of the Staff’s comment in italicized text.
Form 10-K for Fiscal Year Ended December 31, 2017
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 32

1.
We note that you have expanded your reportable segments to include your six operating segments. Please consider providing the homebuilding data presented on page 37 for each of your operating segments in order to allow an investor to better understand and analyze your reported and future operating results and financial condition. In addition, we note a discussion of your monthly absorption rates during your earnings conference calls. Please also consider providing this data at your operating segment level. Refer to Item 303(a)(3) of Regulation S-K along with Section 501.12.b.1. of the Financial Reporting Codification for guidance.

Response
We have considered providing the homebuilding data presented on page 37 of the 2017 Form 10-K for each of our operating segments in order to allow an investor to better understand and analyze our reported and future operating results and financial condition, as well as, providing monthly absorption by our operating segment level. Based on our review and consideration of Item 303(a)(3) of Regulation S-K with Section 501.12.b.1. of the Financial Reporting Codification for guidance, we respectfully do not believe such disclosure is material to our investors or potential investors, or is helpful in understanding our results of operations, as explained below.

•
Our operating model focuses primarily on move-in ready homes and, as such, we believe that the relevance of our backlog data is generally short-term in nature and not indicative of our future expected closings unlike others within the homebuilding industry, which typically have lengthy backlogs due to building homes with specific customer preferences.

•
We have disclosed key financial metrics at the operating segment level that we believe are material to our investors or potential investors and helpful in understanding our results of operations within our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). The key metrics we include at the operating segment level are home sales revenue, homes closed, average sales price and community count.

•	In addition, we do not manage our business using backlog data at the operating segment level.
For the aforementioned reasons, we do not believe that including backlog data by operating segment in our MD&A will provide our investors or potential investors with a better understanding of our business model and results of operations.
The Company acknowledges the Staff's comment concerning providing monthly absorption rates at the operating segment level. We confirm to the Staff, that we currently intend to provide the average monthly absorption rates by operating segment for comparable periods presented in our future Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, commencing with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2018.

* * * * *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Tim Taylor of Baker Botts L.L.P. at (713) 229-1184 or Charles Merdian, the Company’s Chief Financial Officer and Treasurer, at (281) 362-8998, ex. 2535.

Very truly yours,

LGI HOMES, INC.

By:	/s/ Charles Merdian
Name: Charles Merdian
Title: Chief Financial Officer and Treasurer

cc:	Eric T. Lipar, LGI Homes, Inc.
Scott Garber, LGI Homes, Inc.
Marta Cazares, LGI Homes, Inc.
Timothy S. Taylor, Baker Botts L.L.P.
Lakshmi Ramanathan, Baker Botts L.L.P.